Exhibit 99.1

KE Holdings Inc. Announces Third Quarter 2023 Unaudited Financial Results

BEIJING, China, November 8, 2023 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Business and Financial Highlights for the Third Quarter of 2023

•	Gross transaction value (GTV)[1] was RMB655.2 billion (US$89.8 billion), a decrease of 11.1% year-over-year. GTV of existing home transactions was RMB439.0 billion (US$60.2 billion), a decrease of 2.2% year-over-year. GTV of new home transactions was RMB192.1 billion (US$26.3 billion), a decrease of 26.5% year-over-year. GTV of home renovation and furnishing was RMB3.3 billion (US$0.4 billion), an increase of 65.6% year-over-year. GTV of emerging and other services was RMB20.7 billion (US$2.8 billion), a decrease of 16.0% year-over-year.

•	Net revenues were RMB17.8 billion (US$2.4 billion), an increase of 1.2% year-over-year.

•	Net income was RMB1,170 million (US$160 million). Adjusted net income[2] was RMB2,159 million (US$296 million).

•	Number of stores was 43,013 as of September 30, 2023, a 3.9% increase from one year ago. Number of active stores[3] was 40,903 as of September 30, 2023, a 3.0% increase from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 39,713 as of September 30, 2022.

•	Number of agents was 429,352 as of September 30, 2023, a 6.6% increase from one year ago. Number of active agents[4] was 399,048 as of September 30, 2023, a 7.1% increase from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 49.2 million in the third quarter of 2023, compared to 42.4 million in the same period of 2022.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “During the third quarter of 2023, China’s real estate market saw meaningful monthly rebound supported by a wave of government favorable policies, such as lowering down payment ratio. We achieved resilient top-line performance, which is a powerful testament to our across-the-board efforts for business growth and efficiency improvement.”

“As we see a horizon with prospects centered on ‘better living’, and are eager to fulfill the tremendous needs from consumers, we have upgraded our corporate strategy to ‘One Body, Three Wings’, a significant step in our roadmap to become the leading one-stop platform of residential services. Through prudent execution and efficiency improvement, we’ve reinforced the agility and resilience of our ‘One Body’ business, and are excited to connect to a broader range of industry participants to drive the sector’s high-quality advancement. We also aim to deepen our insights and ramp up our service capabilities by actively pursuing the rapid scale expansion of our new businesses, including home renovation and furnishing. We will always strive to uplift the industry standards, while forging lasting and synergistic relationships with all industry stakeholders. Our technology-empowered infrastructure, extensive datasets, strong customer traffic, and expansive store and agent network will position us well for the future, delivering unparalleled value to both our customers and the whole residential industry,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “In the third quarter of this year, China’s real estate market gradually picked up from the bottom with higher-tier cities leading the month-on-month recovery in September following the introduction of supportive polices. Our net revenues grew by 1.2% year-over-year to RMB17.8 billion in the third quarter. As we actively advanced our ‘One body, Three wings’ growth strategy, we achieved a resilient revenue performance for housing transaction services in the quarter, while our home renovation and furnishing services revenue saw a 72.1% of year-on-year jump, reaching RMB3.2 billion. Notably, our enhanced operational capability and careful cost discipline generated a gross margin of 27.4%, ticking up from 27.0% in same period last year. Our net income in the third quarter saw a 63.4% year-over-year increase, reaching RMB1,170 million, while adjusted net income grew by 14.4% to RMB2,159 million, showcasing stronger profitability. Our solid cash reserves and prudent financial management have allowed us to return to shareholders in the form of share repurchases and special cash dividend issued during the third quarter. Looking forward, we will continue to execute a strategic and disciplined approach, enhance capital allocation efficiency, and prioritize our investments in business areas that bring key value, while remaining dedicated to shareholder returns. We believe this will enable us to achieve sustainable and organic growth, and create long-term value for our shareholders.”

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 372,718 as of September 30, 2022.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

Third Quarter 2023 Financial Results

Net Revenues

Net revenues increased by 1.2% to RMB17.8 billion (US$2.4 billion) in the third quarter of 2023 from RMB17.6 billion in the same period of 2022. The increase was primarily attributable to the increase of net revenues from home renovation and furnishing and rental property management services, which was partially offset by the decrease of net revenues from existing and new home transaction services. Total GTV decreased by 11.1% to RMB655.2 billion (US$89.8 billion) in the third quarter of 2023 from RMB737.1 billion in the same period of 2022, which was primarily attributable to the soft market sentiment, especially in new home transactions, while the market also experienced a sequential recovery month-on-month, especially in September after many high-tier cities introduced supportive polices.

•	Net revenues from existing home transaction services decreased by 11.9% to RMB6.3 billion (US$0.9 billion) in the third quarter of 2023 from RMB7.2 billion in the same period of 2022, primarily attributable to the decrease of commission revenue which was partially offset by the increase of the revenues derived from platform service, franchise service and other value-added services. GTV of existing home transactions decreased by 2.2% to RMB439.0 billion (US$60.2 billion) in the third quarter of 2023 from RMB449.0 billion in the same period of 2022, primarily attributable to the decrease of GTV served by Lianjia brand, which was partially offset by the increase of GTV served by connected agents on the Company’s platform year-over-year. The larger contraction of net revenues of existing home transaction services compared to that of GTV was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue decreased by 16.1% to RMB5.1 billion (US$0.7 billion) in the third quarter of 2023 from RMB6.1 billion in the same period of 2022, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 13.0% to RMB191.2 billion (US$26.2 billion) in the third quarter of 2023 from RMB219.7 billion in the same period of 2022; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 13.4% to RMB1.2 billion (US$0.2 billion) in the third quarter of 2023 from RMB1.0 billion in the same period of 2022, mainly due to an 8.1% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB247.8 billion (US$34.0 billion) in the third quarter of 2023 from RMB229.3 billion in the same period of 2022.

•	Net revenues from new home transaction services decreased by 24.3% to RMB5.9 billion (US$0.8 billion) in the third quarter of 2023 from RMB7.8 billion in the same period of 2022, primarily due to the decrease of GTV of new home transactions of 26.5% to RMB192.1 billion (US$26.3 billion) in the third quarter of 2023 from RMB261.5 billion in the same period of 2022. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 29.6% to RMB151.9 billion (US$20.8 billion) in the third quarter of 2023 from RMB215.7 billion in the same period of 2022, while the GTV of new home transactions served by Lianjia brand decreased by 12.1% to RMB40.3 billion (US$5.5 billion) in the third quarter of 2023 from RMB45.8 billion in the same period of 2022.

•	Net revenues from home renovation and furnishing increased by 72.1% to RMB3.2 billion (US$0.4 billion) in the third quarter of 2023 from RMB1.8 billion in the same period of 2022, primarily attributable to the organic growth of the GTV for home renovation and furnishing business driven by the increase of orders and enhanced delivery capability.

•	Net revenues from emerging and other services increased by 202.7% to RMB2.4 billion (US$0.3 billion) in the third quarter of 2023 from RMB0.8 billion in the same period of 2022, primarily attributable to the increase of net revenues from rental property management services.

Cost of Revenues

Total cost of revenues was to RMB12.9 billion (US$1.8 billion) in the third quarter of 2023, compared to RMB12.8 billion in the same period of 2022.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB5.5 billion (US$0.7 billion) in the third quarter of 2023, compared to RMB5.7 billion in the same period of 2022, primarily due to the decrease in GTV of new home transactions completed through connected agents and other sales channels in the third quarter of 2023 compared with the same period of 2022, which was partially offset by the increase of commission-split for rental property management services.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation was RMB4.0 billion (US$0.6 billion) in the third quarter of 2023, compared to RMB4.6 billion in the same period of 2022, primarily due to the decreased GTV of existing home transactions and new home transactions completed through Lianjia agents and dedicated sales team with the expertise on new home transaction services.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 72.7% to RMB2.3 billion (US$0.3 billion) in the third quarter of 2023 from RMB1.3 billion in the same period of 2022, which was primarily attributable to the organic growth of net revenues from home renovation and furnishing.

•	Cost related to stores. The Company’s cost related to stores decreased by 11.3% to RMB0.7 billion (US$0.1 billion) in the third quarter of 2023, compared to RMB0.8 billion in the same period of 2022, mainly due to the decrease in the number of Lianjia stores in the third quarter of 2023 compared to the same period of 2022.

•	Other costs. The Company’s other costs increased to RMB480 million (US$66 million) in the third quarter of 2023 from RMB407 million in the same period of 2022, mainly due to an increase in share-based compensation expenses and the increase in maintenance costs of rental property management services.

Gross Profit

Gross profit increased by 2.6% to RMB4.9 billion (US$0.7 billion) in the third quarter of 2023 from RMB4.8 billion in the same period of 2022. Gross margin was 27.4% in the third quarter of 2023, compared to 27.0% in the same period of 2022. The increase in gross margin was primarily due to a lower percentage of costs related to stores of net revenues with a relatively flat contribution margin in the third quarter of 2023 compared to the same period of 2022.

Income (Loss) from Operations

Total operating expenses increased by 12.0% to RMB4.0 billion (US$0.5 billion) in the third quarter of 2023 from RMB3.5 billion in the same period of 2022.

•	General and administrative expenses increased by 4.8% to RMB1,862 million (US$255 million) in the third quarter of 2023 from RMB1,777 million in the same period of 2022, mainly due to the decrease of reversal for credit loss, which was partially offset by the decrease in personnel costs compared to the same period of 2022.

•	Sales and marketing expenses increased by 29.6% to RMB1,631 million (US$223 million) in the third quarter of 2023 from RMB1,258 million in the same period of 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing along with the growth of net revenues from home renovation and furnishing.

•	Research and development expenses decreased by 7.4% to RMB472 million (US$65 million) in the third quarter of 2023 from RMB509 million in the same period of 2022, mainly due to the decreases in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in the third quarter of 2023 compared to the same period of 2022.

Income from operations was RMB911 million (US$125 million) in the third quarter of 2023, compared to RMB1,216 million in the same period of 2022. Operating margin was 5.1% in the third quarter of 2023, compared to 6.9% in the same period of 2022, primarily due to the increased contribution of net revenues from home renovation and furnishing and rental property management services, which was still in ramp-up period with a relatively lower operating margin than that of existing and new home transaction services in the third quarter of 2023, compared to the same period of 2022.

Adjusted income from operations6 was RMB1,886 million (US$259 million) in the third quarter of 2023, compared to RMB2,108 million in the same period of 2022. Adjusted operating margin7 was 10.6% in the third quarter of 2023, compared to 12.0% in the same period of 2022. Adjusted EBITDA8 was RMB2,515 million (US$345 million) in the third quarter of 2023, compared to RMB2,343 million in the same period of 2022.

Net Income (Loss)

Net income was RMB1,170 million (US$160 million) in the third quarter of 2023, compared to RMB716 million in the same period of 2022.

Adjusted net income was RMB2,159 million (US$296 million) in the third quarter of 2023, compared to RMB1,888 million in the same period of 2022.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss) attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,158 million (US$159 million) in the third quarter of 2023, compared to RMB723 million in the same period of 2022.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB2,147 million (US$294 million) in the third quarter of 2023, compared to RMB1,895 million in the same period of 2022.

Net Income (Loss) per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB0.99 (US$0.14) and RMB0.97 (US$0.13) in the third quarter of 2023, respectively, compared to RMB0.61 and RMB0.60 in the same period of 2022, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.84 (US$0.26) and RMB1.80 (US$0.24) in the third quarter of 2023, respectively, compared to RMB1.59 and RMB1.57 in the same period of 2022, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of September 30, 2023, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB60.4 billion (US$8.3 billion).

Business Outlook

For the fourth quarter of 2023, the Company expects the total net revenues to be between RMB18.0 billion (US$2.47 billion) and RMB18.5 billion (US$2.54 billion), representing an increase of approximately 7.5% to 10.5% from the same quarter of 2022. This forecast considers the potential impact of the recent real estate related policies and measures, which remain uncertain and may continue to affect the Company’s operations. Therefore, the Company’s ongoing and preliminary view is contingent on the business situation and market condition.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, under which the Company may purchase up to US$2 billion of its Class A ordinary shares and/or ADSs until August 31, 2024, subject to obtaining another general unconditional mandate for the repurchase from the shareholders of the Company at the next annual general meeting to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 15, 2023. From the launch of the share repurchase program in September 2022 to September 2023, the Company in aggregate purchased approximately 49.5 million ADSs (representing approximately 148.4 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$736.5 million under the share repurchase program, and certain of these purchases were settled in early October 2023.

Conference Call Information

The Company will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on Wednesday, November 8, 2023 (8:00 P.M. Beijing/Hong Kong Time on Wednesday, November 8, 2023) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10034424-6dgyf8.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10034531-nfg7dv.html

A replay of the conference call will be accessible through November 15, 2023, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10034424
Replay PIN (Chinese simultaneous interpretation line):	10034531

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 21 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,413,202	15,838,754	2,170,882
Restricted cash	6,181,057	6,156,622	843,835
Short-term investments	35,485,908	38,408,111	5,264,270
Short-term financing receivables, net of allowance for credit losses of RMB139,427 and RMB129,818 as of December 31, 2022 and September 30, 2023, respectively	667,224	266,557	36,535
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,088,478 and RMB1,669,694 as of December 31, 2022 and September 30, 2023, respectively	4,163,022	2,770,909	379,785
Amounts due from and prepayments to related parties	405,956	438,218	60,063
Loan receivables from related parties	50,463	26,495	3,631
Prepayments, receivables and other assets	4,057,843	5,268,332	722,085
Total current assets	70,424,675	69,173,998	9,481,086
Non-current assets
Property, plant and equipment, net	2,036,553	1,910,480	261,853
Right-of-use assets	11,284,070	16,060,646	2,201,295
Long-term investments, net	17,925,653	24,031,090	3,293,735
Intangible assets, net	1,686,976	1,227,537	168,248
Goodwill	4,934,235	4,914,238	673,552
Long-term loan receivables from related parties	22,934	31,020	4,252
Other non-current assets	1,032,251	1,035,737	141,960
Total non-current assets	38,922,672	49,210,748	6,744,895
TOTAL ASSETS	109,347,347	118,384,746	16,225,981

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	5,843,321	5,495,539	753,226
Amounts due to related parties	425,685	385,264	52,805
Employee compensation and welfare payable	9,365,512	8,009,013	1,097,727
Customer deposits payable	4,194,828	3,937,504	539,680
Income taxes payable	542,290	782,358	107,231
Short-term borrowings	619,000	520,032	71,276
Lease liabilities current portion	4,972,345	8,093,853	1,109,355
Contract liabilities	3,260,269	4,712,694	645,928
Accrued expenses and other current liabilities	4,118,068	6,038,166	827,601
Total current liabilities	33,341,318	37,974,423	5,204,829
Non-current liabilities
Deferred tax liabilities	351,186	351,186	48,134
Lease liabilities non-current portion	6,599,930	8,091,884	1,109,085
Other non-current liabilities	475	389	53
Total non-current liabilities	6,951,591	8,443,459	1,157,272
TOTAL LIABILITIES	40,292,909	46,417,882	6,362,101

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,601,547,279 and 3,606,305,628 Class A ordinary shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively; and 156,426,896 and 152,809,866 Class B ordinary shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively)	487	483	66
Treasury shares	(225,329)	(944,527)	(129,458)
Additional paid-in capital	80,302,956	78,084,733	10,702,403
Statutory reserves	660,817	660,817	90,573
Accumulated other comprehensive income (loss)	(412,721)	249,757	34,232
Accumulated deficit	(11,405,850)	(6,192,231)	(848,716)
Total KE Holdings Inc. shareholders' equity	68,920,360	71,859,032	9,849,100
Non-controlling interests	134,078	107,832	14,780
TOTAL SHAREHOLDERS' EQUITY	69,054,438	71,966,864	9,863,880
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,347,347	118,384,746	16,225,981

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	7,156,681	6,307,085	864,458	18,842,946	21,904,172	3,002,217
New home transaction services	7,792,812	5,901,966	808,932	20,369,105	23,001,680	3,152,643
Home renovation and furnishing	1,845,900	3,176,739	435,408	2,952,816	7,209,569	988,154
Emerging and other services	801,189	2,424,915	332,362	1,756,772	5,457,285	747,983
Total net revenues	17,596,582	17,810,705	2,441,160	43,921,639	57,572,706	7,890,997
Cost of revenues
Commission-split	(5,665,913)	(5,451,749)	(747,224)	(14,468,847)	(18,764,937)	(2,571,949)
Commission and compensation-internal	(4,637,956)	(4,016,402)	(550,494)	(13,621,751)	(13,676,434)	(1,874,511)
Cost of home renovation and furnishing	(1,303,785)	(2,252,251)	(308,697)	(2,094,831)	(5,077,310)	(695,903)
Cost related to stores	(821,954)	(729,388)	(99,971)	(2,581,786)	(2,145,039)	(294,002)
Others	(407,377)	(479,935)	(65,781)	(1,466,635)	(1,335,018)	(182,978)
Total cost of revenues(1)	(12,836,985)	(12,929,725)	(1,772,167)	(34,233,850)	(40,998,738)	(5,619,343)
Gross profit	4,759,597	4,880,980	668,993	9,687,789	16,573,968	2,271,654
Operating expenses
Sales and marketing expenses(1)	(1,258,104)	(1,630,543)	(223,485)	(3,240,617)	(4,573,815)	(626,894)
General and administrative expenses(1)	(1,776,531)	(1,862,347)	(255,256)	(5,554,339)	(5,588,830)	(766,012)
Research and development expenses(1)	(509,296)	(471,631)	(64,642)	(2,036,886)	(1,403,160)	(192,319)
Impairment of goodwill, intangible assets and other long-lived assets	-	(5,201)	(713)	(76,244)	(37,976)	(5,205)
Total operating expenses	(3,543,931)	(3,969,722)	(544,096)	(10,908,086)	(11,603,781)	(1,590,430)
Income (loss) from operations	1,215,666	911,258	124,897	(1,220,297)	4,970,187	681,224
Interest income, net	214,716	349,143	47,854	488,170	951,369	130,396
Share of results of equity investees	13,187	12,753	1,748	44,657	27,228	3,732
Impairment loss for equity investments accounted for equity method	-	(6,182)	(847)	-	(6,182)	(847)
Fair value changes in investments, net	(38,545)	1,187	163	(378,497)	74,193	10,169
Impairment loss for equity investments accounted for using Measurement Alternative	(240,870)	(2,882)	(395)	(491,872)	(12,195)	(1,671)
Foreign currency exchange income (loss)	(151,951)	96,336	13,204	(192,693)	80,503	11,034
Other income, net	143,485	309,914	42,477	1,040,133	1,037,197	142,160
Income (loss) before income tax expense	1,155,688	1,671,527	229,101	(710,399)	7,122,300	976,197
Income tax expense	(439,540)	(501,237)	(68,700)	(1,058,795)	(1,902,759)	(260,795)
Net income (loss)	716,148	1,170,290	160,401	(1,769,194)	5,219,541	715,402

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	7,040	(12,248)	(1,679)	6,088	(5,922)	(812)
Net income (loss) attributable to KE Holdings Inc.	723,188	1,158,042	158,722	(1,763,106)	5,213,619	714,590
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	723,188	1,158,042	158,722	(1,763,106)	5,213,619	714,590

Net income (loss)	716,148	1,170,290	160,401	(1,769,194)	5,219,541	715,402
Currency translation adjustments	1,682,372	(180,974)	(24,805)	3,081,267	712,745	97,690
Unrealized loss on available-for-sale investments, net of reclassification	(187,637)	(49,243)	(6,749)	(497,030)	(50,267)	(6,890)
Total comprehensive income	2,210,883	940,073	128,847	815,043	5,882,019	806,202
Comprehensive loss (income) attributable to non-controlling interests shareholders	7,040	(12,248)	(1,679)	6,088	(5,922)	(812)
Comprehensive income attributable to KE Holdings Inc.	2,217,923	927,825	127,168	821,131	5,876,097	805,390
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	2,217,923	927,825	127,168	821,131	5,876,097	805,390

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,577,393,051	3,491,785,849	3,491,785,849	3,571,697,160	3,527,781,652	3,527,781,652
—Diluted	3,624,210,190	3,569,150,049	3,569,150,049	3,571,697,160	3,612,305,297	3,612,305,297

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,192,464,350	1,163,928,616	1,163,928,616	1,190,565,720	1,175,927,217	1,175,927,217
—Diluted	1,208,070,063	1,189,716,683	1,189,716,683	1,190,565,720	1,204,101,766	1,204,101,766

Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.20	0.33	0.05	(0.49)	1.48	0.20
—Diluted	0.20	0.32	0.04	(0.49)	1.44	0.20

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.61	0.99	0.14	(1.48)	4.43	0.61
—Diluted	0.60	0.97	0.13	(1.48)	4.33	0.59

(1) Includes share-based compensation expenses as follows:
Cost of revenues	90,250	136,990	18,776	265,635	363,556	49,829
Sales and marketing expenses	29,994	51,637	7,077	89,553	129,118	17,697
General and administrative expenses	562,091	576,635	79,035	1,110,123	1,765,532	241,987
Research and development expenses	60,276	48,867	6,698	234,759	138,905	19,038

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	1,215,666	911,258	124,897	(1,220,297)	4,970,187	681,224
Share-based compensation expenses	742,611	814,129	111,586	1,700,070	2,397,111	328,551
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	149,923	155,495	21,312	412,382	458,268	62,811
Impairment of goodwill, intangible assets and other long-lived assets	-	5,201	713	76,244	37,976	5,205
Adjusted income from operations	2,108,200	1,886,083	258,508	968,399	7,863,542	1,077,791

Net income (loss)	716,148	1,170,290	160,401	(1,769,194)	5,219,541	715,402
Share-based compensation expenses	742,611	814,129	111,586	1,700,070	2,397,111	328,551
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	149,923	155,495	21,312	412,382	458,268	62,811
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	44,972	11,720	1,606	397,195	(26,861)	(3,682)
Impairment of goodwill, intangible assets and other long-lived assets	-	5,201	713	76,244	37,976	5,205
Impairment of investments	240,870	9,064	1,242	491,872	18,377	2,519
Tax effects on non-GAAP adjustments	(6,561)	(6,560)	(899)	(12,391)	(19,682)	(2,698)
Adjusted net income	1,887,963	2,159,339	295,961	1,296,178	8,084,730	1,108,108

Net income (loss)	716,148	1,170,290	160,401	(1,769,194)	5,219,541	715,402
Income tax expense	439,540	501,237	68,700	1,058,795	1,902,759	260,795
Share-based compensation expenses	742,611	814,129	111,586	1,700,070	2,397,111	328,551
Amortization of intangible assets	154,330	158,893	21,778	425,836	468,807	64,255
Depreciation of property, plant and equipment	219,214	193,791	26,561	687,262	578,606	79,305
Interest income, net	(214,716)	(349,143)	(47,854)	(488,170)	(951,369)	(130,396)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	44,972	11,720	1,606	397,195	(26,861)	(3,682)
Impairment of goodwill, intangible assets and other long-lived assets	-	5,201	713	76,244	37,976	5,205
Impairment of investments	240,870	9,064	1,242	491,872	18,377	2,519
Adjusted EBITDA	2,342,969	2,515,182	344,733	2,579,910	9,644,947	1,321,954

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	723,188	1,158,042	158,722	(1,763,106)	5,213,619	714,590
Share-based compensation expenses	742,611	814,129	111,586	1,700,070	2,397,111	328,551
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	149,923	155,495	21,312	412,382	458,268	62,811
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	44,972	11,720	1,606	397,195	(26,861)	(3,682)
Impairment of goodwill, intangible assets and other long-lived assets	-	5,201	713	76,244	37,976	5,205
Impairment of investments	240,870	9,064	1,242	491,872	18,377	2,519
Tax effects on non-GAAP adjustments	(6,561)	(6,560)	(899)	(12,391)	(19,682)	(2,698)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(21)	(21)	(3)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,894,996	2,147,084	294,281	1,302,245	8,078,787	1,107,293

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,192,464,350	1,163,928,616	1,163,928,616	1,190,565,720	1,175,927,217	1,175,927,217
—Diluted	1,208,070,063	1,189,716,683	1,189,716,683	1,190,565,720	1,204,101,766	1,204,101,766

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS, basic and diluted
—Basic	1,192,464,350	1,163,928,616	1,163,928,616	1,190,565,720	1,175,927,217	1,175,927,217
—Diluted	1,208,070,063	1,189,716,683	1,189,716,683	1,200,944,043	1,204,101,766	1,204,101,766

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.61	0.99	0.14	(1.48)	4.43	0.61
—Diluted	0.60	0.97	0.13	(1.48)	4.33	0.59

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.98	0.85	0.12	2.57	2.44	0.33
—Diluted	0.97	0.83	0.11	2.56	2.38	0.33

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.59	1.84	0.26	1.09	6.87	0.94
—Diluted	1.57	1.80	0.24	1.08	6.71	0.92

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	2,005,528	1,956,650	268,183	5,813,559	9,388,339	1,286,777
Net cash provided by (used in) investing activities	3,850,877	(15,323,257)	(2,100,228)	(7,487,442)	(7,689,643)	(1,053,952)
Net cash used in financing activities	(277,366)	(2,614,917)	(358,406)	(241,494)	(5,484,524)	(751,716)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(155,503)	164,808	22,589	(12,893)	186,945	25,623
Net increase (decrease) in cash and cash equivalents and restricted cash	5,423,536	(15,816,716)	(2,167,862)	(1,928,270)	(3,598,883)	(493,268)
Cash, cash equivalents and restricted cash at the beginning of the period	19,380,403	37,812,092	5,182,579	26,732,209	25,594,259	3,507,985
Cash, cash equivalents and restricted cash at the end of the period	24,803,939	21,995,376	3,014,717	24,803,939	21,995,376	3,014,717

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	7,156,681	6,307,085	864,458	18,842,946	21,904,172	3,002,217
Less: Commission and compensation	(3,857,541)	(3,237,237)	(443,700)	(11,189,270)	(11,407,196)	(1,563,486)
Contribution	3,299,140	3,069,848	420,758	7,653,676	10,496,976	1,438,731

New home transaction services
Net revenues	7,792,812	5,901,966	808,932	20,369,105	23,001,680	3,152,643
Less: Commission and compensation	(5,848,758)	(4,418,771)	(605,643)	(15,773,900)	(16,880,830)	(2,313,710)
Contribution	1,944,054	1,483,195	203,289	4,595,205	6,120,850	838,933

Home renovation and furnishing
Net revenues	1,845,900	3,176,739	435,408	2,952,816	7,209,569	988,154
Less: Material costs, commission and compensation costs	(1,303,785)	(2,252,251)	(308,697)	(2,094,831)	(5,077,310)	(695,903)
Contribution	542,115	924,488	126,711	857,985	2,132,259	292,251

Emerging and other services
Net revenues	801,189	2,424,915	332,362	1,756,772	5,457,285	747,983
Less: Commission and compensation	(597,570)	(1,812,143)	(248,375)	(1,127,428)	(4,153,345)	(569,264)
Contribution	203,619	612,772	83,987	629,344	1,303,940	178,719